EXHIBIT 99.1

Supplemental Discussion of Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (for purposes of this Exhibit, “HOC”, the “Company,” “we,” “our” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,380.9 million of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide Information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

OPERATING RESULTS FOR HOC

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheet as of September 30, 2010 and its unaudited condensed combined statements of operations for the quarters and nine months ended September 30, 2010 and September 30, 2009. Also included are the unaudited condensed combined statements of cash flow for the nine months ended September 30, 2010 and September 30, 2009.

Harrah’s Operating Company, Inc.

Condensed Combined Balance Sheet

As of September 30, 2010

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
ASSETS
Current assets
Cash and cash equivalents	$824.6	$499.1	$1,323.7
Receivables, net of allowance for doubtful accounts	330.8	3.6	334.4
Deferred income taxes	136.5	17.7	154.2
Prepayments and other	122.8	49.5	172.3
Federal income tax receivable	233.3	—	233.3
Inventories	37.9	10.6	48.5

Total current assets	1,685.9	580.5	2,266.4

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,537.6	5,379.3	17,916.9
Assets held for sale	2.9	—	2.9
Goodwill	1,724.3	1,689.4	3,413.7
Intangible assets	4,226.3	572.9	4,799.2
Deferred charges and other	676.1	212.7	888.8

	$20,853.1	$8,434.8	$29,287.9

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$220.3	$41.2	$261.5
Interest payable	424.2	5.5	429.7
Accrued expenses	844.1	354.3	1,198.4
Current portion of long-term debt	63.8	191.3	255.1

Total current liabilities	1,552.4	592.3	2,144.7
Long-term debt(4)	14,323.5	5,138.5	19,462.0
Intercompany notes	200.0	(200.0)	—
Deferred credits and other	946.9	24.0	970.9
Deferred income taxes	3,891.7	1,756.0	5,647.7

	20,914.5	7,310.8	28,225.3

Total Harrah’s Operating Company, Inc. Stockholder’s (deficit)/equity	(104.4)	1,122.8	1,018.4
Non-controlling interests	43.0	1.2	44.2

Total Stockholder’s (deficit)/equity	(61.4)	1,124.0	1,062.6

	$20,853.1	$8,434.8	$29,287.9

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the financial information of Harrah’s Entertainment, Inc.

(4)	Long-term debt for HET Parent and Other Harrah’s Entertainment Subsidiaries totals $5,151.6 million. The amount of $5,138.5 million shown above is presented net of approximately $13.1 million of long-term debt outstanding for HOC which is payable to an HET subsidiary.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Quarter Ended September 30, 2010

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
Revenues
Casino	$1,461.2	$323.1	$1,784.3
Food and beverage	264.8	130.2	395.0
Rooms	186.7	109.3	296.0
Management fees	9.1	—	9.1
Other	122.2	33.3	155.5
Less: casino promotional allowances	(257.7)	(93.7)	(351.4)

Net revenues	1,786.3	502.2	2,288.5

Operating expenses
Direct
Casino	842.1	168.8	1,010.9
Food and beverage	101.5	62.5	164.0
Rooms	40.2	27.0	67.2
Property, general, administrative and other	396.7	144.1	540.8
Depreciation and amortization	140.7	40.7	181.4
Project opening costs	1.7	—	1.7
Write-downs, reserves and recoveries	24.1	4.6	28.7
Impairment of intangible assets	44.0	—	44.0
Equity in income/(loss) on interests in non-consolidated affiliates	1.8	(0.1)	1.7
Corporate expense	24.0	8.4	32.4
Acquisition and integration costs	0.7	—	0.7
Amortization of intangible assets	24.4	14.9	39.3

Total operating expenses	1,641.9	470.9	2,112.8

Income from operations	144.4	31.3	175.7
Interest expense, net of interest capitalized	(456.8)	(66.8)	(523.6)
Gains on early extinguishments of debt	—	77.4	77.4
Other income, including interest income	10.1	(0.3)	9.8

(Loss)/income from continuing operations before income taxes	(302.3)	41.6	(260.7)
Benefit/(provision) for income taxes	115.2	(17.7)	97.5

Net (loss)/income	(187.1)	23.9	(163.2)
Less: net income attributable to non-controlling interests	(1.6)	—	(1.6)

Net (loss)/income attributable to Harrah’s Operating Company, Inc.	$(188.7)	$23.9	$(164.8)

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Quarter Ended September 30, 2009

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
Revenues
Casino	$1,471.9	$350.1	$1,822.0
Food and beverage	244.9	136.6	381.5
Rooms	163.3	108.2	271.5
Management fees	14.9	—	14.9
Other	116.6	42.9	159.5
Less: casino promotional allowances	(262.5)	(104.7)	(367.2)

Net revenues	1,749.1	533.1	2,282.2

Operating expenses
Direct
Casino	830.4	167.2	997.6
Food and beverage	88.1	64.8	152.9
Rooms	30.6	23.7	54.3
Property general, administrative and other	372.5	141.2	513.7
Depreciation and amortization	133.7	41.9	175.6
Project opening costs	0.4	(0.1)	0.3
Write-downs, reserves and recoveries	16.9	7.4	24.3
Impairment of intangible assets	1,124.6	204.0	1,328.6
Equity in income on interests in non-consolidated affiliates	0.5	0.7	1.2
Corporate expense	31.8	7.9	39.7
Amortization of intangible assets	29.3	14.9	44.2

Total operating expenses	2,658.8	673.6	3,332.4

Loss from operations	(909.7)	(140.5)	(1,050.2)
Interest expense, net of interest capitalized	(399.5)	(45.0)	(444.5)
Losses on early extinguishments of debt	(1.5)	—	(1.5)
Other income, including interest income	3.8	0.3	4.1

Loss from continuing operations before income taxes	(1,306.9)	(185.2)	(1,492.1)
(Provision)/benefit for income taxes	(146.2)	17.3	(128.9)

Loss from continuing operations, net of tax	(1,453.1)	(167.9)	(1,621.0)
Discontinued operations, net of tax	(0.1)	—	(0.1)

Net loss	(1,453.2)	(167.9)	(1,621.1)
Less: net income attributable to non-controlling interests	(1.9)	(1.3)	(3.2)

Net loss attributable to Harrah’s Operating Company, Inc.	$(1,455.1)	$(169.2)	$(1,624.3)

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2010

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
Revenues
Casino	$4,282.7	$968.6	$5,251.3
Food and beverage	775.2	382.6	1,157.8
Rooms	532.6	325.9	858.5
Management fees	31.2	—	31.2
Other	337.4	102.5	439.9
Less: casino promotional allowances	(758.2)	(282.9)	(1,041.1)

Net revenues	5,200.9	1,496.7	6,697.6

Operating expenses
Direct
Casino	2,484.7	498.2	2,982.9
Food and beverage	289.3	180.4	469.7
Rooms	116.6	78.9	195.5
Property, general, administrative and other	1,152.5	427.5	1,580.0
Depreciation and amortization	426.0	122.1	548.1
Project opening costs	4.0	—	4.0
Write-downs, reserves and recoveries	116.7	19.6	136.3
Impairment of intangible assets	144.0	—	144.0
Equity in income/(loss) on interests in non-consolidated affiliates	3.5	(1.4)	2.1
Corporate expense	80.0	23.8	103.8
Acquisition and integration costs	8.3	—	8.3
Amortization of intangible assets	77.0	44.7	121.7

Total operating expenses	4,902.6	1,393.8	6,296.4

Income from operations	298.3	102.9	401.2
Interest expense, net of interest capitalized	(1,314.4)	(157.5)	(1,471.9)
(Losses)/gains on early extinguishments of debt	(4.5)	53.2	48.7
Other income, including interest income	27.9	0.3	28.2

Loss from continuing operations before income taxes	(992.7)	(1.1)	(993.8)
Benefit/(provision) for income taxes	365.9	(1.4)	364.5

Net loss	(626.8)	(2.5)	(629.3)
Less: net (income)/loss attributable to non-controlling interests	(5.2)	0.1	(5.1)

Net loss attributable to Harrah’s Operating Company, Inc.	$(632.0)	$(2.4)	$(634.4)

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2009

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and accounts(2)	Harrah’s Entertainment(3)
Revenues
Casino	$4,397.1	$1,047.7	$5,444.8
Food and beverage	716.8	412.5	1,129.3
Rooms	485.8	332.0	817.8
Management fees	43.5	—	43.5
Other	334.6	113.3	447.9
Less: casino promotional allowances	(768.5)	(306.5)	(1,075.0)

Net revenues	5,209.3	1,599.0	6,808.3

Operating expenses
Direct
Casino	2,469.8	498.2	2,968.0
Food and beverage	259.5	191.6	451.1
Rooms	88.5	71.9	160.4
Property general, administrative and other	1,102.3	416.0	1,518.3
Depreciation and amortization	396.3	120.5	516.8
Project opening costs	2.7	0.2	2.9
Write-downs, reserves and recoveries	50.3	28.3	78.6
Impairment of intangible assets	1,166.6	459.1	1,625.7
Equity in (loss)/income on interests in non-consolidated affiliates	(0.9)	2.2	1.3
Corporate expense	81.0	30.7	111.7
Acquisition and integration costs	0.3	—	0.3
Amortization of intangible assets	87.0	44.7	131.7

Total operating expenses	5,703.4	1,863.4	7,566.8

Loss from operations	(494.1)	(264.4)	(758.5)
Interest expense, net of interest capitalized	(1,245.0)	(159.7)	(1,404.7)
Gains on early extinguishments of debt	3,931.4	347.8	4,279.2
Other income, including interest income	22.4	0.8	23.2

Income/(loss) from continuing operations before income taxes	2,214.7	(75.5)	2,139.2
Provision for income taxes	(1,480.8)	(110.0)	(1,590.8)

Income/(loss) from continuing operations, net of tax	733.9	(185.5)	548.4
Discontinued operations, net of tax	(0.3)	—	(0.3)

Net income/(loss)	733.6	(185.5)	548.1
Less: net income attributable to non-controlling interests	(11.7)	(4.4)	(16.1)

Net income/(loss) attributable to Harrah’s Operating Company, Inc.	$721.9	$(189.9)	$532.0

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Cash Flows

For the Nine Months Ended September 30, 2010

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
Cash flows provided by operating activities	$121.4	$187.0	$308.4

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(104.2)	(20.4)	(124.6)
Additional investment in subsidiaries	(63.2)	—	(63.2)
Payment made for partnership interest	(19.5)	—	(19.5)
Payment made for Pennsylvania gaming rights	(16.5)	—	(16.5)
Cash acquired in business acquisition	33.0	—	33.0
Investments in and advances to non-consolidated affiliates	(5.0)		(5.0)
Proceeds from other asset sales	14.3	—	14.3
Other	(10.6)	(3.8)	(14.4)

Cash flows used in investing activities	(171.7)	(24.2)	(195.9)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	740.8	551.4	1,292.2
Debt issuance costs	(17.8)	(2.3)	(20.1)
Discount on debt	—	(38.8)	(38.8)
Borrowings under lending agreements	1,175.0	—	1,175.0
Repayments under lending agreements	(1,605.0)	—	(1,605.0)
Cash paid in connection with early extinguishment of debt	(219.9)	(53.6)	(273.5)
Scheduled debt retirements	(214.7)	—	(214.7)
Non-controlling interests’ distributions, net of contributions	(5.8)	—	(5.8)
Other	(6.9)	(1.4)	(8.3)
Transfers from/(to) affiliates	456.0	(456.0)	—

Cash flows provided by financing activities	301.7	(0.7)	301.0

Effect of deconsolidation of variable interest entities	4.4	(12.3)	(7.9)

Net increase in cash and cash equivalents	255.8	149.8	405.6
Cash and cash equivalents, beginning of period	568.8	349.3	918.1

Cash and cash equivalents, end of period	$824.6	$499.1	$1,323.7

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

Harrah’s Operating Company, Inc.

Condensed Combined Statement of Cash Flows

For the Nine Months Ended September 30, 2009

(Unaudited)

(In millions)	HOC(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Harrah’s Entertainment(3)
Cash flows provided by operating activities	$48.9	$348.7	$397.6

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(389.6)	(22.3)	(411.9)
Proceeds from other asset sales	20.0	—	20.0
Investments in and advances to non-consolidated affiliates	(12.8)	—	(12.8)
Other	(13.7)	1.4	(12.3)

Cash flows used in investing activities	(396.1)	(20.9)	(417.0)

Cash flows provided by/(used in) financing activities
Proceeds from issuance of long-term debt, net of discounts	2,259.6	—	2,259.6
Debt issuance costs	(54.1)	—	(54.1)
Borrowings under lending agreements	1,651.6	—	1,651.6
Repayments under lending agreements	(2,707.1)	—	(2,707.1)
Cash paid in connection with early extinguishments of debt	(467.1)	(213.7)	(680.8)
Scheduled debt retirements	(40.5)	—	(40.5)
Purchase of additional interest in subsidiary	(83.7)	—	(83.7)
Non-controlling interests’ contributions, net	(8.1)	(4.9)	(13.0)
Other	(14.4)	(0.1)	(14.5)
Transfers (to)/from affiliates	(36.2)	36.2	—

Cash flows provided by/(used in) financing activities	500.0	(182.5)	317.5

Cash flows used in discontinued operations
Cash flows used in operating activities	(0.4)	—	(0.4)

Cash flows used in discontinued operations	(0.4)	—	(0.4)

Net increase in cash and cash equivalents	152.4	145.3	297.7
Cash and cash equivalents, beginning of period	447.4	203.1	650.5

Cash and cash equivalents, end of period	$599.8	$348.4	$948.2

(1)	Represents the financial information of HOC.

(2)	Represents the combination of the parent company of Harrah’s Entertainment and the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties.

(3)	Represents the consolidated financial information of Harrah’s Entertainment, Inc.

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on a consolidated basis, our properties (as of September 30, 2010, or as otherwise noted below) have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester (2)	Grand Biloxi	Horseshoe Council Bluffs/
Planet Hollywood Resort &		Harrah’s Tunica	Bluffs Run
Casino(1)		Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin(4)
Harrah’s Joliet(3)	Harrah’s Lake Tahoe	Harrah’s Cherokee(4)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon(4)
Horseshoe Hammond		Conrad Punta del Este(2)
Casino Windsor(5)
London Clubs International(6)

(1)	Acquired February 19, 2010.

(2)	We have approximately 95 percent ownership interest in this property.

(3)	We have an 80 percent ownership interest in and manage this property.

(4)	Managed, not owned.

(5)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex.

(6)

As of September 30, 2010, we operate/manage 10 casino clubs in the provinces of the United Kingdom and 2 in Egypt. We have a 70 percent ownership interest in and manage one casino club in South Africa.

Overall Summary Statement of Operations Information for HOC

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record tangible asset impairments, contingent liability reserves, demolition costs, recoveries of previously recorded non-routine charges and other non-routine transactions.

Because the financial results for 2010 and 2009 include impairment charges, the following tables also present separately income from operations before impairment charges and the impairment charges to provide more meaningful comparisons of results. This presentation is not in accordance with U.S. GAAP.

Consolidated Operating Results of HOC

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$1,461.2	$1,471.9	(0.7)%		$4,282.7	$4,397.1	(2.6)%
Net revenues	1,786.3	1,749.1	2.1%		5,200.9	5,209.3	(0.2)%
Income/(loss) from operations	144.4	(909.7)	N/M		298.3	(494.1)	N/M
Impairment charges	44.0	1,124.6	N/M		144.0	1,166.6	N/M
Income from operations before impairment charges	188.4	214.9	(12.3)%		442.3	672.5	(34.2)%
(Loss)/income from continuing operations, net of tax	(187.1)	(1,453.1)	(87.1)%		(626.8)	733.9	N/M
Net (loss)/income attributable to HOC	(188.7)	(1,455.1)	(87.0)%		(632.0)	721.9	N/M
Operating margin	8.1%	(52.0)%	60.1	pts	5.7%	(9.5)%	15.2	pts
Operating margin before impairment charges	10.5%	12.3%	(1.8	) pts	8.5%	12.9%	(4.4	) pts

N/M = Not Meaningful

Harrah’s Operating Company’s 2010 third quarter net revenues increased approximately 2.1 percent to $1,786.3 million from $1,749.1 million for the 2009 third quarter, due primarily to revenues associated with our February 2010 acquisition of Planet Hollywood, which were offset by the continuing impact of the recession on customers’ discretionary spending. Net revenues for the first nine months of 2010 declined 0.2 percent to $5,200.9 million from $5,209.3 million in the comparable period of 2009 as incremental revenues associated with the Planet Hollywood acquisition were unable to offset customers’ reduced discretionary spending.

Income from operations for the quarter ended September 30, 2010 was $144.4 million, compared with a loss from operations of $909.7 million for the quarter ended September 30, 2009. Income from operations for the nine months ended September 30, 2010 was $298.3 million, compared with a loss from operations of $494.1 million for the same period in 2009. Included in the quarters ended September 30, 2010 and 2009 were impairment charges related to intangible assets of $44.0 million and $1,124.6 million, respectively. Included in the nine months ended September 30, 2010 and 2009 were impairment charges for intangible assets totaling $144.0 million and $1,166.6 million, respectively. Prior to consideration of these impairment charges, income from operations for the quarter ended September 30, 2010 decreased to $188.4 million from $214.9 million for the quarter ended September 30, 2009. The decline was primarily driven by increased marketing and labor-related expenses, incremental depreciation and remediation costs in the Las Vegas region, and write-offs of assets associated with the indefinite deferral of certain capital projects in the Las Vegas and Atlantic City regions. Prior to consideration of the aforementioned impairment charges, income from operations for the nine months ended September 30, 2010 decreased to $442.3 million from $672.5 million for the nine months ended September 30, 2009, driven by the same factors impacting the third quarter 2010 performance, combined with the income impact of reduced revenues during the first half of 2010 and the previously disclosed litigation and asset reserve charges recorded during the second quarter 2010.

Loss from continuing operations, net of tax, for the quarter ended September 30, 2010 was $187.1 million compared with $1,453.1 million for the year-ago quarter. Loss from continuing operations, net of tax, for the quarter ended September 30, 2010 included impairment charges for intangible assets totaling $44.0 million. Loss from continuing operations, net of tax, for the quarter ended September 30, 2009 included i) impairment charges for intangible assets totaling $1,124.6 million and ii) losses on the early extinguishment of debt of $1.5 million. Loss from continuing operations, net of tax, for the nine months ended September 30, 2010 was $626.8 million, compared with income from continuing operations, net of tax, of $733.9 million for the year-ago period. Included in loss from continuing operations, net of tax, for the nine months ended September 30, 2010 were: i) the aforementioned impairment charges for intangible assets and ii) losses related to the early extinguishment of debt of $4.5 million. Included in income from continuing operations, net of tax, for the nine months ended September 30, 2009 were: i) aforementioned impairment charges for intangible assets; and ii) gains related to the early extinguishment of debt of $3,931.4 million.

Gains on early extinguishments of debt during the nine months ended September 30, 2009, mentioned above, relate to multiple debt transactions initiated throughout the 2009 period, including: i) the exchange of approximately $3,648.8 million principal amount of new 10% third-priority senior secured notes due in 2018 for approximately $5,470.1 million aggregate principal amount of outstanding debt with maturity dates ranging from 2010 to 2018, ii) the purchase of approximately $1,522.1 million principal amount of outstanding debt through tender offers or open market purchases; and iii) transactions to retire a portion of and amend the terms of our credit facility agreement and issue approximately $1,375.0 million principal amount of senior secured notes due 2017.

Las Vegas Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$200.9	$168.3	19.4%		$565.1	$500.3	13.0%
Net revenues	365.9	295.8	23.7%		1,053.9	907.6	16.1%
Income/(loss) from operations	31.1	(630.4)	N/M		104.3	(530.2)	N/M
Impairment of intangible assets, including goodwill	—	671.8	N/M		—	671.8	N/M
Income from operations before impairment charges	31.1	41.4	(24.9)%		104.3	141.6	(26.3)%
Operating margin	8.5%	(213.1)%	N/M		9.9%	(58.4)%	68.3	pts
Operating margin before impairment charges	8.5%	14.0%	(5.5	) pts	9.9%	15.6%	(5.7	) pts

On February 19, 2010, HOC acquired 100% of the equity interests of PHW Las Vegas, LLC (“PHW Las Vegas”), which owns and operates the Planet Hollywood Resort and Casino (“Planet Hollywood”) located in Las Vegas, Nevada. Net revenues and income from continuing operations before income taxes (excluding transaction costs associated with the acquisition) of Planet Hollywood subsequent to the date of acquisition through September 30, 2010 of $159.2 million and $23.4 million, respectively, are included in consolidated results from operations for the nine months ended September 30, 2010.

Hotel occupancy remained strong in the mid-90 percent range, and revenues for the quarter and nine months ended September 30, 2010 increased in the Las Vegas Region from the 2009 periods due to the first-quarter 2010 acquisition of Planet Hollywood. Same-store revenues were up 0.8 percent for the quarter ended September 30, 2010 as increased occupancy and a slightly improved average daily room rates offset a reduction in average spend per customer. Cost increases contributed to same-store margin declines before consideration of impairment charges for the quarter and nine months ended September 30, 2010. Income from operations for the quarter and nine months ended September 30, 2010 includes incremental depreciation associated with the Caesars Palace expansions placed into service late in 2009, increased levels of remediation costs during 2010 at two properties within the region, and the write-off of assets associated with the indefinite deferral of certain capital projects. Loss from operations for the quarter and nine months ended September 30, 2009 includes a charge of $671.8 million related to impairment of intangible assets in the region.

As discussed above, a expansion and renovation of Caesars Palace Las Vegas was completed in stages during 2009 on the Octavius Tower, a new hotel tower with 110,000 square feet of additional meeting and convention space, three 10,000-square-foot luxury villa suites and an expanded pool and garden area. We have deferred completion of approximately 660 rooms, including 75 luxury suites, in the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The convention center and the remainder of the expansion project, other than the deferred rooms, was completed during 2009. The Company has incurred capital expenditures of approximately $648.2 million on this project through September 30, 2010, and does not expect to incur significant additional capital expenditures on this project until construction on the deferred rooms is resumed.

Atlantic City Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$358.2	$387.1	(7.5)%		$1,010.9	$1,111.7	(9.1)%
Net revenues	399.2	415.4	(3.9)%		1,105.3	1,176.0	(6.0)%
Income/(loss) from operations	26.2	(125.3)	N/M		51.6	(51.3)	N/M
Impairment of intangible assets, including goodwill	—	178.7	N/M		—	178.7	N/M
Income from operations before impairment charges	26.2	53.4	(50.9)%		51.6	127.4	(59.5)%
Operating margin	6.6%	(30.2)%	36.8	pts	4.7%	(4.4)%	9.1	pts
Operating margin before impairment charges	6.6%	12.9%	(6.3	) pts	4.7%	10.8%	(6.1	) pts

Reduced customer spend per trip led to lower Atlantic City Region revenues during the quarter and nine months ended September 30, 2010. Income/(loss) from operations for the quarter and nine months ended September 30, 2009 included a charge of $178.7 million related to impairment of intangible assets at certain of the region’s properties. Income from operations for the quarter and nine months ended September 30, 2010 were lower than the prior year periods prior to consideration of the impairment charge as cost-saving initiatives were unable to offset the income impact of reduced revenues combined with increased marketing and labor-related expenses. Income from operations for the quarter and nine months ended September 30, 2010 also included the write-off of assets associated with the indefinite deferral of certain capital projects.

Louisiana/Mississippi Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$278.5	$283.7	(1.8)%		$833.0	$878.1	(5.1)%
Net revenues	303.1	310.4	(2.4)%		908.8	959.8	(5.3)%
Income from operations	36.6	39.4	(7.1)%		38.2	150.8	(74.7)%
Impairment of intangible assets, including goodwill	—	6.0	N/M		51.0	6.0	N/M
Income from operations before impairment charges	36.6	45.4	(19.4)%		89.2	156.8	(43.1)%
Operating margin	12.1%	12.7%	(0.6	) pt	4.2%	15.7%	(11.5	) pts
Operating margin before impairment charges	12.1%	14.6%	(2.5	) pts	9.8%	16.3%	(6.5	) pts

Reduced visitation and customer spend per trip unfavorably impacted the Louisiana/ Mississippi Region revenues during the quarter and nine months ended September 30, 2010. Income from operations for the nine months ended September 30, 2010 included a charge of $51.0 million related to impairment of intangible assets at one of the region’s properties. Income from operations for the third quarter and nine months ended September 30, 2009 included a charge of $6.0 million related to impairment of intangible assets at one of the region’s properties. Income from operations for the quarter and nine months ended September 30, 2010 were lower than in the 2009 comparable periods, prior to consideration of these impairment charges, as cost-saving initiatives were unable to offset the income impact of reduced revenues and increased marketing expenses.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. We have halted construction on this project, and will continue to review and refine the project in light of the current economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of September 30, 2010, $178.8 million had been spent on this project.

Iowa/Missouri Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$174.4	$179.8	(3.0)%		$524.3	$539.8	(2.9)%
Net revenues	186.6	192.9	(3.3)%		560.3	577.1	(2.9)%
Income from operations	36.5	48.5	(24.7)%		128.6	146.1	(12.0)%
Impairment of intangible assets, including goodwill	9.0	—	N/M		9.0	—	N/M
Income from operations before impairment charges	45.5	48.5	(6.2)%		137.6	146.1	(5.8)%
Operating margin	19.6%	25.1%	(5.5	) pts	23.0%	25.3%	(2.3	) pts
Operating margin before impairment	24.4%	25.1%	(0.7	) pt	24.6%	25.3%	(0.7	) pt

Revenues in the region declined for the quarter and nine months ended September 30, 2010 from the 2009 comparable periods due to new competition in the region and the continuing impact of the weak economy. Income from operations for the quarter and nine months ended September 30, 2010 included a charge of $9.0 million related to impairment of intangible assets at one of the region’s properties. Income from operations for the quarter and nine months ended September 30, 2010 declined from the 2009 comparable periods primarily due to the income impact of revenue declines.

Illinois/Indiana Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$288.1	$288.2	(0.0)%		$880.7	$908.6	(3.1)%
Net revenues	289.4	284.7	1.7%		881.9	901.1	(2.1)%
Income/(loss) from operations	16.8	(153.3)	N/M		93.9	(65.3)	N/M
Impairment of intangible assets, including goodwill	20.0	180.7	N/M		20.0	180.7	N/M
Income from operations before impairment charges	36.8	27.4	34.3%		113.9	115.4	(1.3)%
Operating margin	5.8%	(53.8)%	59.6	pts	10.6%	(7.2)%	17.8	pts
Operating margin before impairment charges	12.7%	9.6%	3.1	pts	12.9%	12.8%	0.1	pt

Net revenues in the region increased for the quarter ended September 30, 2010 from the 2009 comparable period, primarily due to increased visitation. Net revenues in the region decreased for the nine months ended September 30, 2010 from the year-ago period due to the continued impact of the weak economy on the first half of 2010. Income from operations for the quarter and nine months ended September 30, 2010 included a charge of $20.0 million related to impairment of intangible assets at one of the region’s properties. Loss from operations for the quarter and nine months ended September 30, 2009 included a charge of $180.7 million related to impairment of intangible assets at certain of the region’s properties. Income from operations prior to consideration of impairment charges increased for the quarter ended September 30, 2010 relative to the 2009 comparable period as a result of the impact of increased revenues, and reduced property and marketing expenses. Income from operations prior to consideration of impairment charges decreased for the nine months ended September 30, 2010 relative to the 2009 comparable period primarily as a result of the income impact of reduced revenues.

Other Nevada Region

	Quarter Ended September 30,		Percentage Increase/ (Decrease)		Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009			2010	2009
Casino revenues	$71.8	$79.0	(9.1)%		$185.0	$198.2	(6.7)%
Net revenues	96.8	104.7	(7.5)%		245.8	261.6	(6.0)%
Income/(loss) from operations	14.8	23.1	(35.9)%		(24.8)	29.8	N/M
Impairment of intangible assets, including goodwill	—	—	N/M		49.0	—	N/M
Income from operations before impairment charges	14.8	23.1	(35.9)%		24.2	29.8	(18.8)%
Operating margin	15.3%	22.1%	(6.8	) pts	(10.1)%	11.4%	(21.5	) pts
Operating margin before impairment charges	15.3%	22.1%	(6.8	) pts	9.8%	11.4%	(1.6	) pts

Results for the quarter and nine months ended September 30, 2010 for the Other Nevada Region declined from the 2009 comparable periods due to lower guest visitation and lower visitor spend per trip. Also contributing to the decline in income from operations for the nine months ended September 30, 2010 was a charge of $49.0 million, recorded during the second quarter of 2010, related to the impairment of intangible assets at one of the region’s properties.

Managed and International

	Quarter Ended September 30,		Percentage Increase/ (Decrease)	Nine Months Ended September 30,		Percentage Increase/ (Decrease)
(In millions)	2010	2009		2010	2009
Net revenues
Managed	$11.9	$9.8	21.4%	$32.8	$29.9	9.7%
International	97.1	102.1	(4.9)%	317.1	308.4	2.8%

Net revenues	$109.0	$111.9	(2.6)%	$349.9	$338.3	3.4%

Income/(loss) from operations
Managed	$3.2	$4.1	(22.0)%	$10.3	$12.0	(14.2)%
International	(10.5)	(41.3)	(74.6)	4.4	(36.7)	N/M

Total Income/(loss) from operations	$(7.3)	$(37.2)	(80.4)	$14.7	$(24.7)	N/M

Managed and international includes income from our managed properties and results of our international properties. Increased local currency revenues from our Managed and International businesses for the quarter ended September 30, 2010 when compared to 2009 were more than offset by unfavorable movements in exchange rates. Revenues for the nine months ended September 30, 2010 increased over the comparable period of 2009 due to strong volumes at our Uruguay and London Clubs properties. Income from operations for the quarter and nine months ended September 30, 2010 included a charge of $6.0 million related to impairment of intangible assets. Income from operations for the quarter and nine months ended September 30, 2009 included a charge of $34.4 million related to impairment of intangible assets. Prior to consideration of impairment charges, income/(loss) from operations improved for both the quarter and nine months ended September 30, 2010 when compared with the 2009 periods.

Other Factors Affecting Net Income

(In millions)	Quarter Ended September 30,		Percentage Increase/ (Decrease)	Nine Months Ended September 30,		Percentage Increase/ (Decrease)
Expense/(Income)	2010	2009		2010	2009
Corporate expense	$24.0	$31.8	(24.5)%	$80.0	$81.0	(1.2)%
Write-downs, reserves and recoveries	24.1	16.9	N/M	116.7	50.3	N/M
Impairment of intangible assets	44.0	1,124.6	N/M	144.0	1,166.6	N/M
Acquisition and integration costs	0.7	—	N/M	8.3	0.3	N/M
Amortization of intangible assets	24.4	29.3	(16.7)%	77.0	87.0	(11.5)%
Interest expense, net	456.8	399.5	14.3%	1,314.4	1,245.0	5.6%
Losses/(gains) on early extinguishments of debt	—	1.5	N/M	4.5	(3,931.4)	N/M
Other income	(10.1)	(3.8)	165.8%	(27.9)	(22.4)	24.6%
(Benefit)/provision for income taxes	(115.2)	146.2	N/M	(365.9)	1,480.8	N/M
Income attributable to non-controlling interests	1.6	1.9	(15.8)%	5.2	11.7	(55.6)%
Discontinued operations, net of income taxes	—	0.1	N/M	—	0.3	N/M

N/M = Not Meaningful

Corporate expense decreased in the quarter and nine months ended September 30, 2010 from the same periods in 2009 primarily due to reduced expense associated with incentive compensation.

Write-downs, reserves and recoveries include various pretax charges to record certain long-lived tangible asset impairments, contingent liability reserves, demolition costs, recoveries of previously recorded non-routine reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Included in write-downs, reserves and recoveries for the nine months ended September 30, 2010 with no comparable amounts in 2009 is an accrual of $25.0 million for a contingency related to employee benefit obligations, and a charge of approximately $52.2 million to fully reserve a note receivable balance related to land and pre-development costs contributed to a venture for development of a casino project in Philadelphia with which we were involved prior to December 2005. Write-downs reserves and recoveries for the quarter and nine months ended September 30, 2009 included a reversal of an accrual for approximately $30.0 million due to a judgment against the Company that was vacated in third quarter of 2009. This amount was previously charged to write-downs, reserves and recoveries in 2006 and was reversed accordingly upon the vacated judgment. Amounts incurred during the quarter ended September 30, 2010 for remediation costs were $2.4 million, and increased by $1.1 million when compared to the third quarter of 2009. Remediation costs for the nine months ended September 30, 2010, totaled $19.1 million, an increase of $15.7 million compared to the same period of 2009. Partially offsetting these charges for the nine months ended September 30, 2010 was the release of a $4.8 million reserve recorded during the first quarter 2010 for excise tax for which the statute of limitations expired.

We have completed a preliminary assessment of goodwill and other non-amortizing intangible assets as of September 30, 2010, and as a result of this assessment, recorded a charge of $44.0 million within our Condensed Combined Statement of Operations for the third quarter, which brings the charge recorded for the nine months ended September 30, 2010 to $144.0 million. This impairment charge is largely a result of adjustments to our long-term operating plan as a result of the current economic climate. We are not able to finalize our impairment charge until such time as we finalize our 2011 operating plan and certain other assumptions, which we expect to complete during fourth quarter 2010 in conjunction with our annual assessment for impairment as of September 30, 2010. Changes to the preliminary 2011 operating plan or other assumptions could require us to update our assessment of impairment, which could increase the required impairment charge.

An evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future operating results, valuation multiples and discount rates of each reporting unit to determine their estimated fair value. Changes in these assumptions can materially affect these estimates. Thus, to the extent the economy continues to deteriorate during the remainder of 2010, discount rates increase significantly, or the Company does not meet its projected performance, the Company could have additional impairment to record within the fourth quarter of 2010 financial statements, and such impairments could be material.

Acquisition and integration costs in 2010 include costs in connection with our acquisitions of PHW Las Vegas and Thistledown Racetrack.

Amortization of intangible assets was lower for the quarter and nine months ended September 30, 2010 when compared to the same periods in 2009 due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2009.

Prior to the consideration of capitalized interest, interest expense increased by $48.6 million and $37.9 million for the quarter and nine months ended September 30, 2010, respectively, compared to the same periods in 2009 due primarily to (i) debt issuance and open market redemptions that occurred in the second quarter of 2010 that resulted in higher debt levels and a higher weighted average interest rate; and (ii) changes in our hedging designations related to our interest rate cap agreement and one interest rate swap agreement. Interest expense for the quarter ended September 30, 2010, as a result of interest rate swap agreements and interest rate cap agreement, includes (i) $6.4 million of gains due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $0.5 million of gains due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $2.4 million of expense due to amortization of deferred losses frozen in Other Comprehensive Loss (“OCI”). Interest expense for the nine months ended September 30, 2010, as a result of interest rate swap agreements and interest rate cap agreement, includes (i) $66.0 million of gains due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $1.9 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $7.2 million of expense due to amortization of deferred losses frozen in OCI.

Losses on the early extinguishment of debt for the nine months ended September 30, 2010 related to the redemption or repayment of approximately $741.8 million outstanding debt of HOC during the second quarter. Gains on early extinguishments of debt for the nine months ended September 30, 2009 represent discounts related to our exchange of certain outstanding debt for new debt in the first half of 2009 and to purchases of debt at discounted prices in the open market during the first nine months of 2009.

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in Other income, including interest income, in our Condensed Combined Statement of Operations for the nine months ended September 30, 2010. In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

For the third quarter of 2010, HOC recorded a tax benefit of $115.2 million on pre-tax loss from continuing operations of $302.3 million, compared with a tax provision of $146.2 million on a pre-tax loss from continuing operations of $1,306.9 million for the third quarter of 2009. HOC’s third quarter of 2010 recorded benefit was favorably impacted by the effects of state income tax benefits and other discrete items. For the nine months ended September 30, 2010, HOC recorded tax benefit of $365.9 million on pre-tax loss from continuing operations of $992.7 million, compared with a tax provision of $1,480.8 million on pre-tax income from continuing operations of $2,214.7 million for the nine months ended September 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction effort to right-size expenses with business levels. Beginning in August 2008, the program includes organizational restructurings at our corporate and property operations, reduction of employee travel and entertainment expenses, rationalization of our corporate-wide marketing expenses, procurement savings, and headcount reductions at property operations and corporate offices. As of September 30, 2010, Harrah’s Entertainment had $85.6 of identified estimated cost savings from these initiatives that remained to be realized.

In accordance with our shared services agreement with Harrah’s Entertainment, $504.3 million in estimated future cost savings been allocated to Harrah’s Operating Company, Inc. In addition, Harrah’s Operating Company, Inc. has realized $442.7 million in cost savings during the trailing twelve months ended September 30, 2010.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the nine months ended September 30, 2010, excluding costs related to the acquisition of Planet Hollywood, totaled approximately $104.2 million. Estimated total capital expenditures for 2010 are expected to be between $149.0 million and $164.0 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the Condensed Combined Statements of Cash Flows in our combined financial statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

During 2010, in conjunction with filing the 2009 tax return, Harrah’s Entertainment implemented several accounting method changes for tax purposes including a method change to deduct currently certain repairs and maintenance expenditures which had been previously capitalized. As a result of the combination of the tax accounting method changes with the net operating loss, Harrah’s Entertainment reported a taxable loss for 2009 of $1,248.9 million. Approximately $170.9 million of this loss was carried back to the 2008 tax year to offset federal taxable income recognized and tax payable from that year. In addition, under a new tax law, Harrah’s Entertainment elected to extend its loss carryback period. As a result, approximately $630.3 million of the 2009 taxable loss was carried back 2006. We expect to receive an income tax refund, of approximately $220.0 million, net of interest due on the 2008 tax payable, in the fourth quarter. The remaining 2009 federal net operating loss of approximately $447.7 million is available for carryover to future tax years.

Our cash and cash equivalents totaled $824.6 million at September 30, 2010, compared to $568.8 million at December 31, 2009.

Capital Resources

The majority of our debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our long-term and intercompany debt as of September 30, 2010 and December 31, 2009:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s) at Sept 30, 2010	Face Value at Sept 30, 2010	Book Value at Sept 30, 2010	Book Value at Dec. 31, 2009
Credit Facilities and Secured Debt
Term Loans
Term Loans B1-B3	2015		3.50%-3.53%	$5,820.1	$5,820.1	$5,835.3
Term Loan B4	2016		9.5%	992.5	970.1	975.3
Revolving Credit Facility	2014		3.23%-3.75%	—	—	427.0
Senior Secured Notes	2017		11.25%	2,095.0	2,048.4	2,045.2
Second-Priority Senior Secured Notes	2018		12.75%	750.0	741.1	—
Second-Priority Senior Secured Notes	2018		10.0%	4,553.1	2,012.5	1,959.1
Second-Priority Senior Secured Notes	2015		10.0%	214.8	155.6	150.7
Secured debt	2010		6.0%	—	—	25.0
Chester Downs term loan	2016		12.375%	212.8	201.3	217.2
PHW Las Vegas senior secured loan	2015	*	3.12%	551.4	441.0	—
Other, various maturities	Various		4.25%-6.0%	0.9	0.9	—
Subsidiary-guaranteed debt
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75%/11.5%	10.5	10.5	9.4
Unsecured Senior Debt
5.5%	2010		5.5%	—	—	186.9
8.0%	2011		8.0%	—	—	12.5
5.375%	2013		5.375%	125.2	100.0	95.5
7.0%	2013		7.0%	0.6	0.7	0.7
5.625%	2015		5.625%	791.8	569.8	557.5
6.5%	2016		6.5%	573.1	407.0	400.4
5.75%	2017		5.75%	538.7	345.2	342.8
Floating Rate Contingent Convertible Senior Notes	2024		0.51%	0.2	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%	2010		7.875%	—	—	142.5
8.125%	2011		8.125%	—	—	11.4
Other Unsecured Borrowings
5.3% special improvement district bonds	2035		5.3%	67.1	67.1	68.4
LIBOR plus 3.0%	2014		3.26%	200.0	200.0	—
Other	Various		Various	11.6	11.6	18.0
Capitalized Lease Obligations
6.42%-9.8%	to 2020		6.42%-9.8%	5.6	5.6	10.0

Total debt				17,993.6	14,587.3	13,969.6
Current portion of long-term debt				(63.8)	(63.8)	(74.3)

Long-term debt				$17,929.8	$14,523.5	$13,895.3

*	The Planet Hollywood Las Vegas senior secured loan is subject to extension options moving its maturity from 2011 to 2015, subject to certain conditions

Book values of debt as of September 30, 2010 are presented net of unamortized discounts of $3,406.4 million and unamortized premiums of $0.1 million. As of December 31, 2009, book values are presented net of unamortized discounts of $3,384.6 million and unamortized premiums of $0.1 million.

Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loan, and the special improvement district bonds.

In August 2008, Harrah’s Entertainment and HOC entered into an agreement whereby Harrah’s Entertainment established a revolving credit facility in favor of HOC pursuant to which Harrah’s Entertainment will make one or more unsecured loans to HOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the HOC Credit Agreement, plus 3%. Interest is payable annually in arrears or, at HOC’s election such interest may be added to the loan balance owed to Harrah’s Entertainment. The entire $200 million was drawn by HOC during the second quarter 2010 and remained outstanding at September 30, 2010.

Issuances and Redemptions

During the second quarter of 2010, HOC completed the offering of $750.0 million aggregate principal amount of 12.75% second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, HOC recorded a pre-tax loss of $4.5 million during the second quarter of 2010.

On June 3, 2010, Harrah’s announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) will exchange approximately $1,118.3 million face amount of debt for approximately 15.6 percent of the common equity of Harrah’s Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of HOC notes that were held by another subsidiary of Harrah’s Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The exchange of the debt for equity is expected to be completed in the fourth quarter of 2010 or first quarter of 2011. Any notes exchanged for equity will be held by a subsidiary of Harrah’s Entertainment and will remain outstanding for purposes of HOC.

In connection with this debt sale, HOC recorded additional discount reducing the net book value of HOC’s outstanding debt by approximately $27.4 million at the date of the transaction.

Credit Agreement and Incremental Facility Amendment

HOC is party to the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other direct, wholly-owned subsidiaries, including the subsidiaries that own properties that are security for certain real estate loans (the “CMBS Financing”) and certain subsidiaries of HOC that are unrestricted subsidiaries. In late 2009, HOC completed cash tender offers for certain of its outstanding debt, and in connection with these tender offers, HOC borrowed $1,000.0 million of new term loans under its Credit Facilities pursuant to an incremental amendment (the “Incremental Loans”).

As of September 30, 2010, our Credit Facilities provide for senior secured financing of up to $8,442.6 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $6,812.6 million with $5,820.1 million maturing on January 20, 2015 and $992.5 million maturing on October 31, 2016, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,630.0 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $7.5 million, with the balance due at maturity. A total of $6,812.6 million face amount of borrowings were outstanding under the Credit Facilities as of September 30, 2010, with $120.0 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,510.0 million of additional borrowing capacity was available to the Company under its revolving credit facility as of September 30, 2010.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of September 30, 2010, the Credit Facilities, other than borrowings under the Incremental Loans, bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan, 150 basis points over the alternate base rate for the swingline loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of (i) the then-current LIBOR rate or (ii) 2.0%; in each case plus an applicable margin. At September 30, 2010, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of September 30, 2010, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt for the next twelve months, a hypothetical 1% increase in corresponding interest rates would change interest expense for the twelve months following September 30, 2010 by approximately $8.9 million. At September 30, 2010, the three-month USD LIBOR rate was 0.2914%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by approximately $2.6 million. These hypothetical interest amounts exclude interest on the $5,810.1 million of variable-rate debt for which our effective interest rate swap agreements are designated as hedging instruments for accounting purposes, through the earlier of the expiration of such swap agreements or twelve months. At September 30, 2010, our variable-rate debt, excluding the aforementioned $5,810.1 million of variable-rate debt hedged against effective interest rate swap agreements, represents approximately 10.7% of our total debt, while our fixed-rate debt is approximately 89.3% of our total debt.

Collateral and Guarantors

HOC’s Credit Facilities are guaranteed by Harrah’s Entertainment, and are secured by a pledge of HOC’s capital stock and by substantially all of the existing and future property and assets of HOC and its material, wholly-owned domestic subsidiaries other than certain unrestricted subsidiaries, including a pledge of the capital stock of HOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting HOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt”.

Harrah’s Entertainment is not bound by any financial or negative covenants contained in HOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of HOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

Certain covenants contained in HOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio, as calculated pursuant to the applicable agreements, (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million first lien notes issued June 15, 2009 and the $720.0 million first lien notes issued on September 11, 2009 and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly-owned subsidiaries. Certain covenants contained in HOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing HOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to last twelve months Adjusted EBITDA and consolidated debt to last twelve months Adjusted EBITDA ratios in each case as calculated pursuant to the applicable agreements. The covenants that restrict additional indebtedness and the ability to make future acquisitions require a last twelve months Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt limit HOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to HOC only, engage in any business or own any material asset other than all of the equity interest of HOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Acquisition of Planet Hollywood

On February 19, 2010, HOC acquired 100% of the equity interests of PHW Las Vegas, which owns and operates the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of HOC cancelled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). PHW Las Vegas is an unrestricted subsidiary of HOC and therefore not a borrower under HOC’s Credit Facilities. A subsidiary of HOC manages the property for PHW Las Vegas for a fee. The maturity date for this loan is December 2011, with two extension options, which, if exercised, would extend maturity until April 2015.

Guaranty

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Harrah’s Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of Lender pursuant to which Harrah’s Entertainment guaranteed to Lender certain recourse liabilities of PHW Las Vegas. Harrah’s Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Harrah’s Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Harrah’s Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Prepayments

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender.

PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Interest Payments

The amount outstanding under the Amended and Restated Loan Agreement bears interest, payable to third party lenders on a monthly basis, at a rate per annum equal to LIBOR plus 1.533%. Interest only participations of PHW Las Vegas bear interest at a fixed rate equal to $7.3 million per year, payable to a subsidiary of Harrah’s Operating Company, Inc. that owns such participations.

Derivative Instruments

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2010 we have entered into 13 interest rate swap agreements, three of which have effective dates starting in 2011, subsequent to the expiration of seven of our other swap agreements. As a result of our staggering the effective dates, we have a notional amount of $6,500 million outstanding through April 25, 2011, and a notional amount of $5,750.0 million outstanding beginning after April 25, 2011. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of September 30, 2010 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of September 30, 2010	Next Reset Date	Maturity Date
April 25, 2007	$200	4.898%	0.498%	October 26, 2010	April 25, 2011
April 25, 2007	200	4.896%	0.498%	October 26, 2010	April 25, 2011
April 25, 2007	200	4.925%	0.498%	October 26, 2010	April 25, 2011
April 25, 2007	200	4.917%	0.498%	October 26, 2010	April 25, 2011
April 25, 2007	200	4.907%	0.498%	October 26, 2010	April 25, 2011
September 26, 2007	250	4.809%	0.498%	October 26, 2010	April 25, 2011
September 26, 2007	250	4.775%	0.498%	October 26, 2010	April 25, 2011
April 25, 2008	2,000	4.276%	0.498%	October 26, 2010	April 25, 2013
April 25, 2008	2,000	4.263%	0.498%	October 26, 2010	April 25, 2013
April 25, 2008	1,000	4.172%	0.498%	October 26, 2010	April 25, 2012
April 26, 2011	250	1.351%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.347%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.350%	—	April 26, 2011	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the October 26, 2010 reset.

Until October 2009, our effective interest rate swap agreements were designated as cash flow hedging instruments for accounting purposes. During October 2009, we borrowed $1,000 million under the Incremental Loans and used a majority of the net proceeds to temporarily repay most of our revolving debt under the Credit Facilities. As a result, we no longer had a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements to support hedge accounting treatment for the full $6,500.0 million in interest rate swaps. Thus, as of September 30, 2009, we removed the cash flow hedge designation for the $1,000.0 million swap agreement, freezing the amount of deferred losses recorded in Accumulated Other Comprehensive Loss associated with this swap agreement, and reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5,500.0 million. Beginning October 1, 2009, we began amortizing deferred losses frozen in Accumulated Other Comprehensive Loss into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the quarter and nine months ended September 30, 2010, we recorded $2.2 million and $6.5 million, respectively, as an increase to interest expense, and we will record an additional $8.7 million as an increase to interest expense and other comprehensive income over the next 12 months, all related to the deferred losses on the $1,000.0 million interest rate swap.

During the fourth quarter of 2009, we re-designated approximately $310.1 million of the $1,000.0 million swap as a cash flow hedging instrument. Also, on September 29, 2010, we entered into three forward interest rate swap agreements for notional amounts totaling $750.0 million that have been designated as cash flow hedging instruments. As a result, at September 30, 2010, $6,560.0 million of our total interest rate swap agreements notional amount of $7,250.0 million remained designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap agreement not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

On April 5, 2010, as required under the amended and restated loan agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5.0%, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we have designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes.

Derivative Instruments – Impact on Financial Statements

The following table represents the effect of derivative instruments in the Condensed Combined Statements of Operations for the quarters ended September 30, 2010 and 2009 for amounts transferred into or out of accumulated other comprehensive loss:

	Amount of (Gain) or Loss Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives designated as hedging instruments	Quarter Ended Sept 30, 2010	Quarter Ended Sept 30, 2009		Quarter Ended Sept 30, 2010	Quarter Ended Sept 30, 2009		Quarter Ended Sept 30, 2010	Quarter Ended Sept 30, 2009
Interest rate contracts	$15.2	$84.6	Interest expense	$2.4	$0.2	Interest expense	$(6.4)	$—

		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Quarter Ended Sept 30, 2010	Quarter Ended Sept 30, 2009
Interest rate contracts	Interest expense	$(0.5)	$—

The following table represents the effect of derivative instruments in the Condensed Combined Statements of Operations for the nine months ended September 30, 2010 and 2009 for amounts transferred into or out of accumulated other comprehensive loss:

	Amount of (Gain) or Loss Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives designated as hedging instruments	Nine Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2009		Nine Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2009		Nine Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2009
Interest rate contracts	$99.9	$77.3	Interest expense	$7.2	$0.6	Interest expense	$(66.0)	$—

		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Nine Months Ended Sept 30, 2010	Nine Months Ended Sept 30, 2009
Interest rate contracts	Interest expense	$1.9	$—

In addition to the impact on interest expense from amounts reclassified from accumulated other comprehensive loss, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended September 30, 2010 and 2009 by approximately $64.8 million and $50.0 million, respectively. This cash settlement portion of the interest rate swap agreements increased interest expense for the nine months ended September 30, 2010 and 2009 by approximately $199.3 million and $147.6 million, respectively.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize, as of September 30, 2010, significant additions to or changes in our contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in our Annual Report on Form 10-K for the year ended December 31, 2009.

Contractual Obligations(a) (In millions)	Increase/ (Decrease)	Total
Face value of debt, including capital lease obligations	$639.3	$17,993.6
Estimated interest payments(b)(c)	(351.8)	9,289.2
Operating lease obligations	396.8	2,218.2
Purchase order obligations	22.5	46.2
Guaranteed payments to State of Louisiana	(45.0)	29.8
Construction commitments	(7.4)	27.6
Community reinvestment	(30.5)	86.6
Entertainment obligations	(5.4)	68.9
Other contractual obligations	33.9	345.8

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates at September 30, 2010. Estimated interest includes the estimated impact of our interest rate swap agreements.

(c)

We are permitted to extend the maturity of the PHW Las Vegas senior secured loan from 2011 to 2015, subject to satisfying certain conditions. If our option to extend the maturity is exercised, contractual interest payments would increase by approximately $57.5 million.

Other Commitments (In millions)	Increase/ (Decrease)	Total
Letters of credit	$(42.2)	$120.0
Minimum payments to tribes	(10.3)	20.4

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 51 months from September 30, 2010, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Our credit agreement requires the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio, as defined in the agreement (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) notes secured with a first priority lien on the assets of HOC and its subsidiaries that secure the senior secured credit facilities (including the $1.375 billion First Lien Notes issued June 15, 2009 and the $720 million Additional First Lien Notes issued on September 11, 2009) that collectively result in up to $2 billion in net proceeds (provided that the aggregate face amount of all notes shall not exceed $2.2 billion) and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly-owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of HOC and therefore not a borrower under HOC’s credit facilities. A subsidiary of HOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018 restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of September 30, 2010. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at September 30, 2010, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.